Mail Stop 3561

December 13, 2006

Mr. Ricardo Knoepfelmacher
Chief Executive Officer
Brasil Telecom S.A.
SIA/Sul, ASP, Lote D, Bloco B
71215-000 - Setor de Indústria, Brasília, DF, Brazil

      Re: **Brasil Telecom S.A.**
             Form 20-F for Fiscal Year Ended December 31, 2005
             Filed June 30, 2006
             File No. 1-15256

Dear Mr. Knoepfelmacher:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 78

Results of operations for the Years Ended December 31, 2003, 2004, and 2005, page 88

1.   It appears that your segments contribute in a disproportionate way to your operating results. In future filings, discuss your results of operations on a segment basis. Refer to Section 501.06 of the Codification of Financial Reporting Policies.

Selling expenses, page 97

2.   Please describe for us in more detail the nature of the additional provisions recorded in December 2005 regarding risks of losses in client bills subject to co-billing procedures.

Note 8. Net non-operating expenses (income), page F-20

3.   We note at pages F-20, F-83, F-85 and elsewhere throughout the filing that you utilized a various specialized third party firms to assist in the determination of obsolescence, valuation for intangibles, etc. While you are not required to make reference to an independent third party, when you do you should also disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the independent third-party, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise throughout to comply with this comment in future filings.

Note 23. Loans and financing, page F-32

h. Covenants and guarantees, page F-34

4.   We note your disclosure regarding provisions of R$622 million that were booked for the year ended December 31, 2005. Describe for us the nature of each of the components of the charge. In addition, tell us how you determined that these charges were appropriately recorded in proper period under US GAAP.

5.   In light of your negotiations to adjust certain financial covenants in order to prevent non-compliance as of December 31, 2005, tell us how you applied the guidance in SFAS 78 and EITF 86-30 in determining whether this debt should be classified as short-term for US GAAP reporting purposes.

6.	Tell us your consideration of whether the funds that are retained in a blocked account, as a result of your failure to comply with certain covenants, should be reclassified from cash and cash equivalents to restricted cash for US GAAP reporting. If so, you should disclose this reclassification in future filings and its impact on your balance sheet and cash flow statements under US GAAP.

Note 28. Transactions with related parties, page F-57

7.	We note your disclosure regarding transactions between you and certain subsidiaries. Confirm for us, if true, that these transactions are eliminated in consolidation and do not affect your consolidated financial statements.

Note 33. Summary of the differences between Brazilian GAAP and U.S. GAAP, page F-70

Net income (loss) reconciliation of the differences between Brazilian GAAP and U.S. GAAP Years ended December 31, 2003, 2004 and 2005, page F-91

8.	Tell us why you did not record any minority interests in the US GAAP adjustments presented at page F-91.

Note 34. Additional disclosures required by U.S. GAAP, page F-94

9.	We note your statements at pages F-96, F-98, and F-101 regarding your expected long-term rate of return on plan assets. You state that the disclosed rates were not used in your SFAS 87 calculations and did not affect your financial statements. Rather than disclosing the rates that you use for internal planning purposes, please disclose in future filings, the expected long-term rate of return on plan assets that was used in your actuarial calculations under SFAS 87 and SFAS 132(R).

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director